November 8, 2023

VIA ELECTRONIC SUBMISSION TO EDGAR

David P. Mathews

Attorney-Adviser

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office

Los Angeles Regional Office

444 South Flower Street
Suite 900
Los Angeles, CA 90071

Re:      Keyco Bond Fund, Inc., File No. 811-02957 Preliminary Proxy Statement

Dear Mr. Mathews:

In a telephone conversation on October 31, 2023, you provided comments regarding the Preliminary Proxy Statement ("Proxy Statement") for the Keyco Bond Fund, Inc. (the "Fund" or "Registrant" or "Company"). The Proxy Statement seeks approval for: (1) election of five directors; (2) ratification of the appointment of Sanville & Company as the Company's independent registered public accounting firm; (3) renaming the Company and the Fund from Keyco Bond Fund, Inc. to Keyco Fund, Inc.; (4) a non-binding proposal to approve the compensation of the Company's named executive officers; (5) a non-binding proposal to recommend the frequency of shareholder advisory votes on the compensation of the Company's named executive officers; and (6) transact such other business as may properly come before the meeting or any adjournments thereof.

Please find below a summary of the comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. A marked version of the Proxy Statement is attached to aid in your review.

Comment 1. Please file the Registrant's responses as correspondence on EDGAR prior to filing the definitive proxy statement.

Response. The Registrant acknowledges this requirement.

Comment 2. When a revision is made in the Proxy Statement, please carry it over to all other portions of the Proxy Statement where it would be relevant.

Response. The Registrant has carried over all relevant revisions.

Comment 3. Please revise short cite references to "Fund" and "Company" to clarify that Fund and Company are representations of the same entity.

Response. The Registrant has revised short cite references to "Fund" and "Company" to clarify that Fund and Company are representations of the same entity.

Comment 4. When describing plurality vote for the election of directors, please include disclosure explaining the mechanics of election by a plurality when a director is unopposed and the effect of votes not cast and votes to "withhold."

Response. The Registrant has revised disclosures to describe plurality vote for the election of directors when a director is unopposed and the effect of votes not cast and votes to withhold.

Comment 5. Please include quorum and vote threshold required for the approval of item three (renaming the Fund).

Response. The Registrant has revised disclosures to include quorum and vote threshold required for the approval of item three.

Comment 6. In the sub-heading entitled "Determination Not to Use Investment Adviser; Termination of Investment Advisory Contract," please remove Termination of Investment Advisory Contract as it is not related to the disclosures that follow.

Response. The Registrant has made the requested deletion.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Very truly yours,

Parker Bridgeport

Senior Counsel

Thompson Hine LLP

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